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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. ________)



                             PULASKI FINANCIAL CORP.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    745548107
                -----------------------------------------------
                                 (CUSIP Number)

           William A. Donius, 12300 Olive Boulevard, St. Louis, Missouri 63141
--------------------------------------------------------------------------------

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                November 22, 2002
               --------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.


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                                        SCHEDULE 13D

CUSIP No.  745548107
           ---------


   1   NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       William A. Donius
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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) /_/
                                                                        (b) /_/
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   3   SEC USE ONLY
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   4   SOURCE OF FUNDS

       PF; OO
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   5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                   /_/
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   6   CITIZENSHIP OR PLACE OF ORGANIZATION
       United States
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                     7   SOLE VOTING POWER
      NUMBER OF          84,810 (not including 69,264 shares subject to options)
       SHARES-------------------------------------------------------------------
    BENEFICIALLY
      OWNED BY       8   SHARED VOTING POWER
        EACH
      REPORTING-----------------------------------------------------------------
       PERSON        9   SOLE DISPOSITIVE POWER
        WITH             61,925 (not  including  69,264  shares  subject to
                         options, 16,059 shares of unvested restricted stock
                         awards and 6,826 shares  allocated  under the Pulaski
                         Bank  Employee  Stock Ownership Plan.)
--------------------------------------------------------------------------------
                     10  SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
  11   AGGREGATE  AMOUNT BENEFICIALLY  OWNED BY EACH  REPORTING  PERSON
       154,074 shares (including 69,264 shares subject to options)
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES /_/
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);
       5.44%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON
         IN
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Item 1.     Security and Issuer
            -------------------

      This Schedule 13D relates to shares of common stock, par value $0.01 per share, of Pulaski Financial Corp. (the "Company"), a Delaware corporation, having its principal executive offices at 12300 Olive Boulevard, St. Louis, Missouri 63141.

Item 2.     Identity and Background
            -----------------------

            (a)   This  Schedule  13D is being  filed on  behalf of  William  A.
                  Donius.

            (b) Mr. Donius's business address is 12300 Olive Boulevard, St. Louis, Missouri 63141.

            (c) Mr. Donius is the President, Chief Executive Officer and Chairman of the Board of the Company and of Pulaski Bank, the Company's wholly-owned subsidiary, which has the same principal executive office as the Company.

            (d) Mr. Donius has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

            (e) Mr. Donius has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f)   Mr. Donius is a United States citizen.

Item 3.     Source and Amount of Funds or Other Consideration
            -------------------------------------------------

      42,467 shares were acquired by Mr. Donius for a total of $435,927. All of the funds used to purchase these shares were personal funds of Mr. Donius.

      8,750 shares were acquired by Mr. Donius under the Pulaski Bank 401(k) plan.

      6,826 shares were acquired by Mr. Donius as a result of being allocated such shares under the Pulaski Bank Employee Stock Ownership Plan. These shares were acquired by Mr. Donius without payment.

      26,767 shares were acquired by Mr. Donius as a result of his being awarded such shares under the Pulaski Financial Corp. 2000 Stock-Based Incentive Plan. These shares were acquired by Mr. Donius without payment.

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      69,264  shares may be  acquired by Mr.  Donius upon the  exercise of stock options awarded under the Company's stock option plans. These options are exercisable within sixty days of December 6, 2002. The exercise price for these options range from $8.10 to $16.65.

Item 4.     Purpose of Transaction
            ----------------------

      The shares being covered by this Schedule 13D are being held for investment purposes. Mr. Donius may from time to time acquire additional securities of the Company using personal funds through a broker and/or privately negotiated transactions.

      Except as described above and in his capacity as President, Chief Executive Officer and Chairman of the Board, Mr. Donius does not have any present plans or proposals that relate to or would result in:

      (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

      (b)   an   extraordinary   corporate   transaction,   such  as  a  merger,
            reorganization or liquidation, involving the Company or any of its subsidiaries;

      (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

      (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

      (e) any material change in the present capitalization or dividend policy of the Company;

      (f) any other material change in the Company's business or corporate structure;

      (g)   changes   in  the   Company's   charter,   bylaws   or   instruments
            corresponding   thereto  or  other  actions  which  may  impede  the
            acquisition of control of the Company by any person;

      (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

      (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g) (4) of the Act; or

      (j)   any action similar to any of those enumerated above.


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Item 5.     Interest in Securities of the Issuer
            ------------------------------------

      (a) Mr. Donius beneficially owns 154,074 shares, representing 5.44% of the 2,831,052 outstanding shares of the Company's common stock.

      In accordance with Rule 13d-3 of the Exchange Act, the beneficially owned shares and the total outstanding shares include 69,264 shares that Mr. Donius may acquire within the next sixty days pursuant to exercisable options.

      (b) Mr. Donius has sole voting power over 84,810 shares, which includes 16,059 shares of unvested restricted stock and 6,826 shares allocated to Mr. Donius's account under the Pulaski Bank Employee Stock Ownership Plan.

            Mr. Donius has sole dispositive power over 53,175 shares.

            Mr. Donius has no shared voting or dispositive power over any shares.

      (c) There have been no transactions in the common stock of the Company effected during the past sixty days by Mr. Donius.

      (d)   Not applicable.

      (e)   Not applicable.

Item 6.     Contracts,  Arrangements,  Understandings,  and  Relationships  with
            --------------------------------------------------------------------
            Respect to Securities of the Issuer
            -----------------------------------

      There are no contracts, arrangements, understandings or relationships between Mr. Donius and any person with respect to any securities of the Company's common stock.

Item 7.     Material Required to be Filed as Exhibits
            -----------------------------------------

      None.



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                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


December 26, 2002                   By: /s/ William A. Donius
                                        _---------------------------------------
                                        William A. Donius



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